

Mail Stop 3561

May 12, 2009

Mr. Steven J. Malcolm
The Williams Companies, Inc.
One Williams Center
Tulsa, OK 74172

> **Re:** **The Williams Companies, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 25, 2009**
> **Form 10-Q for the quarter ended March 31, 2008**
> **Filed April 30, 2009**
> **File No. 1-04174**

Dear Mr. Malcolm:

We have reviewed the above referenced filing(s) and have the following comments. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Management's Discussion and Analysis, page 38

Critical Accounting Estimates, page 41

Pension and Postretirement Obligations, page 44

1.   Based on the disclosures in Note 7 to your financial statements, we note that you
       have used an expected long-term rate of return on your pension plan assets of
       between 8.5% and 7.75% for the past several years. We also note your discussion
       of the estimates involved in determining your pension and postretirement
       obligations and expenses, including the expected long-term rate of return on plan
       assets, within this Critical Accounting Estimate. Please explain to us in more
       detail, and better explain to your readers, why you continue to believe that a
       relatively high expected long-term rate of return on plan assets is appropriate. In
       this regard, we note your statement that your actual return on plan assets over the
       past 10 years was only 2.1%. Additionally, given the current economic and
       market downturn, it is unclear to us that it would be appropriate to assume a
       higher rate of return going forward than was actually achieved before the current
       economic difficulties. You may wish to quantify the timeframe used in
       determining your long-term rate of return on plan assets if this is applicable to
       why you believe your current rates of return are appropriate.

Notes to Consolidated Financial Statements

Note 1. Description of Business, Basis of Presentation, and Summary of Significant
Accounting Policies, page 85

Basis of Presentation, page 85

2.   We note that you adjusted prior period amounts reported for Exploration &
       Production to reflect the presentation of certain revenues and costs on a net basis.
       Please tell us more about this change from gross to net presentation, including the
       following:
       •   Please clarify for us whether this adjustment was the result of an error, a
              change in accounting principle, or another reason.
       •   Please provide us with a narrative of the previous accounting, the
              adjustment, your current accounting and why the revised method is
              correct.
       •   Please tell us how you considered whether this change from gross to net
              presentation would impact your accounting for any other segments.
       •   Please tell us how you considered explaining this adjustment to your
              readers in more detail.

Summary of Significant Accounting Policies – Gas Pipeline Revenues, page 90

3.   We read that your estimated rate refund liabilities are discounted and risk weighted. Please explain to us in more detail how you discount and risk weight the recorded liabilities, and tell us the accounting literature that supports this methodology for determining the recorded amount of the liability.

Note 10. Accounts Payable and Accrued Liabilities, page 111

4.   We note that you break out the components of accrued liabilities at the bottom of page 111. In this table, the Other category is the largest amount listed. Please tell us how you considered further disaggregating this category for your readers.

Note 12. Stockholders' Equity, page 115

5.   We note in the first full paragraph on page 116 that as a result of the conversion of the subordinated units of Williams Partners L.P. into common stock of Williams Partners L.P., you recognized a decrease to minority interest and a corresponding increase to stockholders' equity of approximately $1.2 billion. Please explain to us your accounting for this transaction in more detail including the authoritative literature that supports your position.

Note 16. Contingent Liabilities and Commitments, page 128

6.   We read in your concluding paragraph on page 134 that management believes the ultimate resolution of the foregoing matters will not have a material impact upon your future financial position. Please tell us, and clarify in future filings, the expected impact of these matters on your results of operations and liquidity. In this regard, if you believe that there may be a material impact on your results of operations or liquidity, it appears that additional disclosures would be required under SFAS 5, SOP 94-6 and SAB Topic 5:Y.

Supplemental Oil and Gas Disclosures, page 142

7.   We note from Note 3 Investing Activities on page 97 that you have investments that are accounted for by the equity method of accounting, and it appears from your disclosures in Note 18 that at least one of your equity method investees relates to your Exploration and Production segment. We also note that you have not separately disclosed your share of these investees' net oil and gas reserves, your share of investees' net capitalized costs relating to oil and gas producing activities, your share of investees' property acquisition, exploration, and development costs incurred in oil and gas producing activities, your share of investees' results of operations for oil and gas producing activities, or your share

of investees' standardized measure of discounted future net cash flows as required by paragraphs 14c, 20, 23, 29, and 32 of SFAS 69. Please explain to us how you considered disclosing these items. If you believe this guidance does not apply or the amounts involved are immaterial, please explain that to us in reasonable detail.

Form 10-Q for the Quarter ended March 31, 2009

Financial Statements

Consolidated Balance Sheet, page 4

8.   We note that you have approximately $1.8 billion in cash and cash equivalents as of March 31, 2009. We also note your statement on page 7 of Exhibit 99.1 to your Form 8-K dated April 30, 2009 that as of April 28, 2009 had approximately $1.8 billion of cash and cash equivalents, which included approximately $1.2 billion in available U.S. unrestricted cash. Please explain to us what you mean by U.S. unrestricted cash and how you considered whether any of the cash shown on your balance sheet should have been classified as restricted cash.

Consolidated Statement of Cash Flows, page 6

9.   Please explain to us what is captured in the "Changes in accounts payable and accrued liabilities" line item within Investing Activities, including explaining how this represents a cash transaction, how this line item differs from the line titled "Capital expenditures," and why this item is appropriately classified as an investing activity.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief